Exhibit 12.2

KANSAS CITY POWER & LIGHT COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended
	March 31
	2004	2003	2002	2001	2000	1999

	(thousands)
Income from continuing operations
before cumulative effect of changes
in accounting principle	$21,180	$125,845	$102,666	$116,065	$53,014	$82,485
Add:
Equity investment (income) loss	-	-	-	(23,516)	22,994	22,328
Minority interests in subsidiaries	(1,243)	(1,263)	-	(897)	-	-

Income subtotal	19,937	124,582	102,666	91,652	76,008	104,813

Add:
Taxes on income	12,149	83,572	62,857	31,935	7,926	4,707
Kansas City earnings tax	140	418	635	583	421	602

Total taxes on income	12,289	83,990	63,492	32,518	8,347	5,309

Interest on value of leased
property	1,653	5,944	7,093	10,679	11,806	8,577
Interest on long-term debt	16,492	57,697	63,845	78,915	57,896	51,327
Interest on short-term debt	140	560	1,218	8,883	11,050	3,178
Mandatorily redeemable Preferred
Securities	-	9,338	12,450	12,450	12,450	12,450
Other interest expense
and amortization	989	4,067	3,772	5,188	2,927	3,573

Total fixed charges	19,274	77,606	88,378	116,115	96,129	79,105

Earnings before taxes on
income and fixed charges	$51,500	$286,178	$254,536	$240,285	$180,484	$189,227

Ratio of earnings to fixed charges	2.67	3.69	2.88	2.07	1.88	2.39